FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

2017 Income Tax Affidavit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 10, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer

Buenos Aires, May 10, 2018

Securities and Exchange Commission.

        Relevant Information: 2017 Income Tax Affidavit

        As of the date hereof, the Board of Directors resolved to submit its Affidavit of Income Tax and to pay the corresponding 2017 tax to the Federal Administration of Public Revenue, adjusted by inflation under the terms prescribed by Law 20,628 and its amendments.

        In view of the fact that the inflation adjustment provided for in Law 20,628 is currently suspended by Section 39 of Law 24,073, Section 4 of Law 25,561, Section 5 of decree 214 of 2002 and its amendments, a judicial action denominated declarative action of certainty will be filed with the competent authorities, requesting for the inapplicability of said rules based on the confiscatory effect that it has in the present case.

        Furthermore, it is hereby informed that upon request of the Central Bank of the Argentina Republic in its Memorandum dated May 29, 2017, in relation to the Income Tax Affidavit corresponding to the fiscal year 2016, BBVA Frances has created a provision for the total amount of AR$ 1,021,518,388 to cover the possible contingency arising from the decision taken by the Bank concerning the Income Tax for the fiscal year 2017.

BBVA BANCO FRANCES S.A.